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                                                                    EXHIBIT 20.1


GATEWAY FURTHERS HISPANIC OUTREACH PROGRAM WITH INVESTMENT IN quepasa.com;

Gateway Invests $10 Million for 7.6% of quepasa.com's Outstanding Stock

SAN DIEGO and PHOENIX, March 30 /PRNewswire/ -- Gateway (NYSE: GTW), as part of a continuing effort to expand aggressively its industry-first marketing push into the U.S. Latino community, is buying a stake in quepasa.com (Nasdaq: PASA), the premier online community for U.S. Hispanics.

Under the agreement, Gateway will invest $10 million cash in exchange for 7.6% of quepasa.com's outstanding stock and will utilize quepasa.com's premier positioning in the U.S. Hispanic community as part of its Spanish-language initiative.

"Quepasa.com has always recognized the need to have a strong alliance with a leading computer manufacturer, and we are pleased that Gateway, the country's premier computer maker and marketer, is that partner," said Gary L. Trujillo, quepasa.com's Chairman and Chief Executive Officer. "Gateway made a very public commitment to our community when it announced its Spanish-language initiative in September 1999 and now the company is further expanding that commitment by investing in the only publicly traded online community that solely serves the US Latino community and the only online community to do so in both English and Spanish."

"Gateway and quepasa.com share a common vision-to bring computers and the Internet to the U.S. Latino community in a way they prefer," said Todd Bradley, Gateway executive vice president. "Gateway made this equity investment in quepasa.com because we believe in their strategy and their business model."

Quepasa.com will use a substantial portion of the proceeds of Gateway's investment to further its community and educational initiative program, which will include distributing computers purchased from Gateway accompanied with Spanish language technical support, providing Internet access, and training quepasa.com subscribers. Gateway and quepasa.com will engage in joint marketing and promotional programs in connection with the initiative, which was launched in October 1999 in New York's Spanish Harlem with GRAMMY(R) Award winner and quepasa.com partner Gloria Estefan. This joint effort by Gateway and quepasa.com will significantly advance both companies' goals of promoting computer usage and Internet access in the U.S. Hispanic community.

This investment provides a number of very significant opportunities for both companies. Gateway will be the exclusive provider of computer products to the quepasa.com community of users and to the community and education initiative, and quepasa.com will share in the revenue stream generated when Gateway's products are purchased through the Site. In addition, Gateway will sponsor a channel on the quepasa.com Site.


ABOUT GATEWAY

Gateway (NYSE: GTW), a Fortune 250 company founded in 1985, focuses on building lifelong relationships with consumers and businesses through complete technology personalization. Gateway ranked number one in U.S. consumer PC revenue in 1999(1) and was rated among the top ten best corporate reputations in America according to a survey conducted in August of 1999 by Harris Interactive and the Reputation Institute and published in The Wall Street Journal. Gateway employees worldwide provide clients with services and built-to-order computers that consistently win top awards from leading industry publications. Gateway had total global revenue of $8.65 billion in 1999 and shipped 4.68 million systems. More information about Gateway is available on their Web site at www.gateway.com.

(1) According to GartnerGroup/Dataquest US PC quarterly statistics.

About quepasa.com

quepasa.com provides the rapidly growing U.S. Hispanic market with information and interactive content available in both Spanish and English. The site was founded in 1998 and includes a search engine, free e-mail, Spanish-language news feeds, worldwide weather information, chat rooms, games, maps and message boards. quepasa.com has entered into strategic alliances with leading providers of media, content and technology, including NetZero, Inc.; Reuters NewMedia Inc.; Associated Press; Agencia EFE, Hispanic Business Magazine; AutoNation, Inc.; Net2Phone, Inc.; X:drive; Telemundo Network Group; WeatherLabs, Inc.; e-lingo; WorldGate Communications, Inc.; Inktomi;

Salud.com; Egreetings Network; CriticalPath and GTE Internetworking.



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The above statements include forward-looking statements based on current Gateway management expectations. Factors that could cause future results to differ from these expectations include the following: general economic conditions; growth in the personal computer industry; competitive factors and pricing pressures; component supply shortages; risks relating to new or acquired businesses and joint ventures; and inventory risks due to shifts in market demand. Additional factors are described in the Company's reports filed with the Securities and Exchange Commission.

Certain statements in this release regarding quepasa.com's expected future business and prospects constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon current expectations and involve certain risks and uncertainties that could cause actual results to differ materially from any such statement. Potential risks and uncertainties include but are not limited to quepasa.com's unproven business model and limited operating history; quepasa.com's ability to grow its user base and generate revenue; risks associated with new or acquired businesses and joint ventures; technological problems or developments; competitive factors; and general market and economic conditions. Additional factors are discussed in the Annual Report of quepasa.com, and in any additional filings made with the Securities and Exchange Commission.



SOURCE  GATEWAY
03/30/2000
/CONTACT:  Ken Juarez of PepperCom, kjuarez@peppercom.com;

Michele Vahsen of quepasa.com, 602-716-0100, Ext. 259, mvahsen@quepasa.com;

or John W. Spelich of Gateway, 858-799-2657, john.spelich@gateway.com/

/Web site:  http://www.gateway.com/
(GTW PASA)